UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

File No. 812-

	)	APPLICATION PURSUANT TO SECTION 9(c)
In the Matter of	)	OF THE INVESTMENT COMPANY ACT OF
	)	1940 FOR TEMPORARY AND PERMANENT
GE ASSET MANAGEMENT INCORPORATED	)	ORDERS EXEMPTING APPLICANTS
3001 Summer Street	)	FROM THE PROVISIONS OF SECTION 9(a)
Stamford, CT 06904-7900)		OF SUCH ACT
)
GE INVESTMENT DISTRIBUTORS, INC.	)
3001 Summer Street	)
Stamford, CT 06904-7900)
)
File No. 812-)
)

GE Asset Management Incorporated

GE Investment Distributors, Inc.

(Names of Applicants)

See Above

(Addresses of Applicants’ principal executive offices)

Matthew J. Simpson, Esq. Executive Vice President and General Counsel GE Asset Management Incorporated 3001 Summer Street P.O. Box 7900 Stamford, CT 06904-7900	Paul Eckert, Esq. John M. Faust, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006-3642

(Names and addresses of persons to whom communications should be directed)

This Application consists of 18 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

	)	APPLICATION PURSUANT TO SECTION 9(c)
In the Matter of	)	OF THE INVESTMENT COMPANY ACT OF
	)	1940 FOR TEMPORARY AND PERMANENT
GE ASSET MANAGEMENT INCORPORATED	)	ORDERS EXEMPTING APPLICANTS
3001 Summer Street	)	FROM THE PROVISIONS OF SECTION 9(a)
Stamford, CT 06904-7900)		OF SUCH ACT
)
GE INVESTMENT DISTRIBUTORS, INC.	)
3001 Summer Street	)
Stamford, CT 06904-7900)
)
File No. 812-)
)

GE Asset Management Incorporated (“GEAM”) and GE Investment Distributors, Inc. (“GEID,” together with GEAM, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption and (ii) a permanent order exempting it from the provisions of Section 9(a) of the Act in respect of the Final Judgment, as described below, that has been entered against General Electric Company (“GE”) and two of its subsidiaries, Ionics, Inc. (currently GE Ionics, Inc.) (“Ionics”), and Amersham plc (currently GE Healthcare Ltd.) (“Amersham”) (together with GE and Ionics, the “Settling Parties”). GEAM is a direct, wholly-owned subsidiary of GE, and GEID is, through GEAM, an indirect, wholly-owned subsidiary of GE. While no other existing company of which any of the Settling Parties is an affiliated person currently serves as investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered investment company, including registered management companies, registered unit investment trusts (“UITs”) or registered face amount certificate companies (collectively, the “Funds”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which any of the Settling Parties is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which any of the Settling Parties may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A.	Applicants and the Other Covered Persons

GEAM, a Delaware corporation, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Investment Advisers Act of 1940, as amended (“Advisers Act”). As reported in its Form ADV dated May 13, 2010, GEAM provided the following investment advisory services to 192 accounts: portfolio management for investment companies; portfolio management for businesses or institutional clients (other than investment companies); selection of other advisers; and recommendations of securities transactions to one client that retains responsibility for effecting each recommendation. As reported in its Form ADV dated May 13, 2010, GEAM had assets under management of approximately $120 billion. GEAM serves as an investment adviser or sub-adviser to a number of Funds, which are identified in Exhibit A.1 GEAM currently does not serve as depositor or principal underwriter of any Fund, but

1         Several of the Funds listed in Exhibit A are open-end management investment companies registered under the Act and are employees’ securities companies (“ESCs”) as defined in Section it may seek to do so in the future. GE is a large and diversified technology, media, and financial services company. It serves customers in more than 100 countries and employs more than 300,000 people worldwide.

GEID is registered as a broker-dealer with the Commission pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). GEID is a member of the self-regulatory organization, the Financial Industry Regulatory Authority, Inc. (“FINRA”), and is registered with 53 states and territories. GEID currently conducts four types of businesses: mutual fund underwriter; mutual fund retailer; broker-dealer selling limited partnerships in primary distributions; and placement agent for private placements of securities that are managed by GEAM or third parties. GEID serves as principal underwriter to a number of Funds identified in Exhibit A. GEID currently does not serve as investment adviser or depositor of any Fund or as a principal underwriter for any registered unit investment trust or registered face amount certificate company, but it may seek to do so in the future.

B.	The 2010 Consent and Final Judgment

The Settling Parties executed on [*], a consent of Defendant General Electric Company (the “Consent”), in which the Settling Parties neither admitted nor denied any of the allegations in a complaint to be filed by the Commission should the Commission accept the proposed settlement, except as to personal and subject matter jurisdiction, but in which it consented to the entry of a final judgment against it by the District Court. The final judgment restrains and enjoins the Settling

2(a)(13) of the Act. The ESCs provide investment opportunities for certain employees, officers, and directors of GEAM and its affiliates, and other eligible participants.

Parties and imposes liability on GE for payment of disgorgement and a civil penalty. The Commission approved the proposed settlement, and on [*], the Commission filed a complaint (the “Complaint”) against the Settling Parties in the United States District Court for the District of Columbia (the “District Court”). The Complaint alleged that, between 2000 and 2003, four current subsidiaries of GE, including Ionics and Amersham, which were both acquired by GE after the conduct at issue in the Complaint, authorized and made payments in the form of cash, medical equipment, and services to Iraqi government ministries through agents on sales of products to Iraq under the United Nations Oil for Food Program.

On [*], the District Court approved and entered a Final Consent Judgment As To General Electric Company, Ionics, and Amersham (the “Final Judgment”) that, among other things, permanently enjoined the Settling Parties from future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 (“Injunction”).2 Additionally, the Final Judgment ordered GE to pay, on behalf of all Settling Parties, disgorgement in the amount of $18,397,949, prejudgment interest in the amount of $4,080,665, and a civil monetary penalty of $1 million pursuant to Section 21(d) of the Exchange Act.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company if the person, by reason of any

2         Securities and Exchange Commission v. General Electric Company, Ionics, Inc., and Amersham plc, [INSERT CITATION]

misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

The entry of the Final Judgment results in a disqualification of the Settling Parties insofar as they are enjoined permanently by the District Court from engaging in or continuing particular conduct or practice in connection with the purchase or sale of any security. Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of also precluding the Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude the Applicants from serving as principal underwriter for any open-end Fund, UIT, or registered face amount certificate company. The entry of the Injunction results in a disqualification of the Applicants under Section 9(a)(3) because the Settling Parties are affiliated persons of the Applicants within the meaning of Section 2(a)(3) of the Act, given that they are under GE’s control. Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).3

In light of the Final Judgment, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of the Applicants to continue to serve as investment adviser of, or principal underwriter for, Funds, and of the Applicants and other Covered Persons to serve in the future as investment adviser or depositor of any Fund, or principal underwriter for any open-end Fund, UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief to the Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.

III.	Statement in Support of Application

In support of their position that the Commission should issue the orders granting the temporary and permanent exemptions requested above from the provisions of Section 9(a) of the Act, Applicants assert the following:

A.	The Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Final Judgment, which includes injunctive relief, did not involve any of the Applicants acting in the capacity of investment adviser, subadviser, or

3         Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

depositor for a Fund or principal underwriter for any Fund. Such conduct also did not involve any Fund with respect to which GEAM and GEID provided any advisory, subadvisory, principal underwriting, or depository services, and no such Funds bought or held any securities issued by the Settling Parties during the period of misconduct alleged in the Complaint, other than with respect to index Funds and certain international Funds holding securities issued by Amersham prior to its acquisition by GE.

The legislative history of Section 9 indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”4 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants are. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities. In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.

4        Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

B.	Involvement of Applicants’ Personnel

None of the current or former directors, officers, or employees of the Applicants had any responsibility for, or involvement in, the violative conduct alleged in the Complaint. In addition, the conduct described in the Complaint did not involve the assets of any of the Funds. Therefore, the Funds to which Applicants provided advisory, subadvisory, and/or principal underwriting services, would not have been affected any differently if companies not affiliated with the Settling Parties had provided such services to those Funds. As noted in footnote 5, Applicants further represent that the personnel at the Settling Parties who had any responsibility for, or involvement in, the violations alleged in the Complaint have had no, and in the present or future will not have any, involvement in providing advisory, subadvisory, or principal underwriting services to the Funds.

Applicants believe that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

C.	Adverse Effect on Applicants

The Final Judgment subjects each of the Applicants to the prohibitions of Section 9(a) of the Act solely because the Settling Parties are affiliated persons of these companies within the meaning of the Act. Only the Settling Parties were parties to the Action and were alleged to have been involved in the activities that form the basis for the Action. No director, officer, or employee of either of the Applicants, who is or was involved in providing advisory, depository, or principal underwriting services to the Funds, participated in the conduct that resulted in the Final Judgment.5

5         The Complaint does not contain any specific allegations that any director, officer, or employee of either of the Applicants, who is or was involved in providing advisory, depository, or principal underwriting services to the Funds, participated in the conduct that resulted in the Final

If the Applicants were deemed to be barred under Section 9(a) from continuing to serve as investment adviser or sub-adviser of, or principal underwriter for, Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Applicants have committed substantial resources to establishing an expertise in providing services covered by Section 9(a) of the Act to Funds. Currently, the Applicants employ about 460 persons a number of whom are involved to some degree in performing advisory or sub-advisory and/or underwriting functions for the Funds. Prohibiting the Applicants from serving as an adviser or sub-adviser of and/or principal underwriter for Funds not only would affect Applicants’ businesses adversely, but also Applicants’ employees. For the foregoing reasons, the Section 9(a) prohibitions as applied to the Applicants would be unduly and disproportionately severe.

D.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants have distributed, or will distribute as soon as reasonably practical, written materials, including an offer to meet in person to discuss the materials with, the boards of directors (“Boards”) of Funds for which the Applicants serve as investment adviser or sub-adviser or principal underwriter, including the directors who are not “interested persons” as defined in Section 2(a)(19) of the Act of such Funds, and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, if any. These written materials will concern the Final Judgment, this Application, and any impact on the Funds of

Judgment. Any director, officer, or employee of the Settling Parties who allegedly was responsible for, or had any involvement in, the conduct that resulted in the Final Judgment is either no longer employed by the Settling Parties or is not, and will not be, involved in providing advisory, depository, or underwriting services to the Funds.

the Final Judgment and the Application. The Applicants undertake to provide the Funds with all information concerning the Final Judgment and this Application necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

E.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue to serve as adviser or principal underwriter of the Funds would result in the Funds and their shareholders facing potentially severe hardships. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of such Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers and principal underwriters. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

F.	Prior Section 9(c) Application Filed

The Applicants and a predecessor of one of the Applicants previously have applied for and obtained an order under Section 9(c). Because this previously obtained Section 9(c) order was necessitated by an enforcement action brought by the Commission in the past, it should have little, if any, relevance to whether this Application is granted. Rather, the Application should be judged on its own merits.

General Electric Company

On June 11, 2009, a federal district court entered an injunction against GE in an action brought by the Commission. SEC v. General Electric Company, Final Judgment as to General Electric Company, 3:09 CV 1235 (RNC) (D. Conn. Aug. 11, 2009). The Commission’s complaint alleged that GE that, in 2002 and 2003, high level GE accounting executives or other finance personnel approved accounting that was not in compliance with generally accepted accounting principles (GAAP) so as to increase earnings or revenues or to avoid reporting negative financial results. GE consented to the entry of the injunction, as well as civil penalties.

GEAM and GEID sought a Section 9(c) order. On September 9, 2009, the Commission permanently exempted GEAM, GEID, and all companies that are directly or indirectly controlled by GE from the prohibitions of Section 9(a) of the Act with respect to the injunction. Investment Company Act Release Nos. 28845 (August 11, 2009) (notice and temporary order) and 28899 (September 9, 2009) (permanent order).

General Electric Company and General Electric Investment Corporation6

On or about June 4, 1987, a federal district court entered an injunction against Kidder, Peabody & Co., Incorporated (“Kidder”) in an action brought by the Commission. SEC v. Kidder, Peabody & Co., Incorporated, Civil Action No. 3869 (S.D.N.Y.). The Commission’s complaint alleged that Kidder traded securities while in possession of material, nonpublic information received from an arbitrageur at another New York City investment bank and illegally “parked” securities on behalf of entities controlled by Ivan F. Boesky. Kidder consented to the entry of the injunction, as well as the payment of civil penalties. At the time of the settlement, GE controlled Kidder.

GE and GEIC sought a Section 9(c) order. On June 30, 1987, the Commission permanently exempted GE, GEIC, and all companies that are directly or indirectly controlled by GE, other than

6         In January 2000, GE Investment Management Incorporated, a registered investment adviser, changed its name to GEAM, and General Electric Investment Corporation (“GEIC”) merged with and into GEAM in March 2000.

Kidder, Peabody Group Inc. (“Group”), Kidder, or any company controlled by Group or Kidder, from the prohibitions of Section 9(a) of the Act with respect to the Kidder injunction. Investment Company Act Release Nos. 15766 (June 4, 1987) (notice and temporary order) and 15834 (June 30, 1987) (permanent order).

G.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully applies for the entry of the following orders by the Commission as soon as may be practicable:

1.         that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment; and

2.         that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Final Judgment.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Matthew J. Simpson, Esq.

Executive Vice President and General Counsel

GE Asset Management Incorporated

3001 Summer Street

Stamford, CT 06904

with a copy to:

Paul Eckert, Esq.

John M. Faust, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, D.C. 20006-3642

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, GEAM hereby states that its undersigned Executive Vice President and General Counsel is authorized to sign and file this Application in its name and on its behalf and that GEAM has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: July 27, 2010

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Matthew J. Simpson
Name:	Matthew J. Simpson
Title:	Executive Vice President and General Counsel

Pursuant to Rule 0-2(c)(1) under the Act, GEID hereby states that its undersigned President is authorized to sign and file this Application in its name and on its behalf and that GEID has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: July 27, 2010

GE INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Joseph M. Connors
Name:	Joseph M. Connors
Title:	President

EXHIBIT A

REGISTERED INVESTMENT COMPANIES TO WHICH GEAM AND GEID PROVIDE ADVISORY, SUB-ADVISORY, AND/OR PRINCIPAL UNDERWRITING SERVICES[1]
FUND NAME	GEAM FUNCTION	GEID FUNCTION
ELFUN International Equity Fund (CT Common Law Trust)[2]	Adviser	Principal Underwriter

ELFUN Diversified Fund (CT Common Law Trust) [2]	Adviser	Principal Underwriter

ELFUN Income Fund (CT Common Law Trust) [2]	Adviser	Principal Underwriter

ELFUN Trusts (NY Common Law Trust) [2]	Adviser	Principal Underwriter

ELFUN Tax Exempt Income Fund (CT Common Law Trust) [2]	Adviser	Principal Underwriter

ELFUN Money Market Fund (CT Common Law Trust) [2]	Adviser	Principal Underwriter

GE S&S Income Fund (NY Common Law Trust) [2]	Adviser	Principal Underwriter

GE S&S Program Mutual Fund (NY Common Law Trust) [2]	Adviser	Principal Underwriter

GE Institutional Funds (DE Statutory Trust)	Adviser	Principal Underwriter
Small-Cap Equity Fund[3]
Small-Cap Growth Equity Fund[4]
Strategic Investment Fund
International Equity Fund
Premier Growth Equity Fund
Core Value Equity Fund
U.S. Equity Fund
S&P 500 Index Fund[3]
High Yield Fund[4]
Income Fund
Money Market Fund

GE Investments Funds, Inc. (VA Corporation)	Adviser	Principal Underwriter
Core Value Equity Fund
Small-Cap Equity Fund[3]
Europe Equity Fund[4]
Emerging Markets Equity Fund[4]
High Yield Fund[4]
Total Return Fund
S&P 500 Index Fund[3]
Money Market Fund
Real Estate Securities Fund[3]
International Equity Fund
Mid-Cap Equity Fund

Premier Growth Equity Fund
U.S. Equity Fund
Income Fund

GE Funds (MA Business Trust)	Adviser	Principal Underwriter
GE U.S. Equity Fund
GE Tax Exempt Fund
GE Short Term Government Fund
GE Fixed Income Fund
GE Global Equity Fund
GE International Equity Fund
GE International Fixed Income Fund [4]
GE Total Return Fund
GE Premier Growth Equity Fund
GE Money Market Fund
GE Government Securities Fund
GE Core Value Equity Fund
GE Small-Cap Equity Fund[3]
GE Small-Cap Growth Equity Fund [4]
GE Emerging Markets Equity Fund[4]
GE High Yield Fund[4]

Transamerica Partners Money Market Portfolio[5]	Sub-Adviser

PNC Funds, Inc. – International Equity Fund[5]	Sub-Adviser

[1]	GEAM acts as an investment adviser or sub-adviser, while GEID acts as a principal underwriter, to the registered investment companies listed in this Exhibit A.

[2]	This investment company is an employees’ securities company.

[3]	This investment company is sub-advised by a third-party investment manager.

[4]	Not currently offered to investors.

[5]	GEAM acts as investment sub-adviser only to these investment companies.

18